UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013.

Commission File Number 000-54313

TASMAN METALS LTD.

(Translation of registrant’s name into English)

#1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASMAN METALS LTD. (Registrant

Date February 19, 2013	By:	/s/ Mark Saxon
Mark Saxon, President and CEO

TASMAN METALS LTD

Strategic Metals	Strategic Locations

News Release	19 February 2013

TASMAN DRILLS THICK INTERVALS OF HEAVY REE MINERALIZATION AT OLSERUM, SWEDEN

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) (TSXV:TSM) (Frankfurt:T61) (NYSE-MKT:TAS). Mr Mark Saxon, President & CEO, is pleased to report on drilling results from a 5 hole program completed at Company’s 100% owned Olserum heavy rare earth element (REE) project in Sweden in 2012. The 5 holes totaled 997.0m and were drilled to confirm previous drilling results and infill untested sections. All holes intersected significant REE mineralization. Olserum lies only 100km from Tasman’s flagship Norra Karr REE project.

Highlights

•	Heavy REE enriched mineralization intersected in all holes including 25.3m @ 1.02% TREO (total rare earth oxide) with 42.3% as the high value heavy REE’s;
•	The 5 critical REE’s (dysprosium, terbium, europium, neodymium, yttrium) comprise 25% – 40% of the REE content;
•	Twin drill holes correlate well with 2004 – 2005 drilling;
•	Independent Qualified geologist Geoffrey Reed of Reed Leyton Consulting has completed site visit, check sampling and data audits and is now completing a NI43-101 compliant resource estimate for the project;
•	Xenotime and monazite have been demonstrated through petrology, MLA and microprobe to be the carriers of the REE’s. Both host minerals are phosphates with long established processing flow sheets;
•	Bench scale metallurgical tests were completed on an Olserum composite sample by Swedish consultants Minpro AB in 2005. Magnetic and gravity separation gave a mineral concentrate of 14% rare earth oxide in only 5% of the mass with a recovery of 59%. This un-optimized result is extremely encouraging and further metallurgical testing is now being scoped.
•	Olserum has easy road and rail access, lies only 10km from the Baltic coast and 30km north of the port town of Västervik.

Best results returned from holes OLR12001 to OLR12005 are:

DRILL HOLE	FROM	TO	LENGTH (metres)	TREO (%)	HREO/ TREO (%)	EASTING	NORTHING	AZIMUTH (deg)	DIP (deg)
OLR12001	59.7	157.9	98.2 m	0.60%	36.3%	580072	6423831	209	- 46
Including	59.7	85.95	25.3 m	1.02%	42.3%
OLR12002	83.1	225.3	142.2 m	0.65%	26.6%	580127	6423833	195	- 55
Including	132.4	169.5	37.1 m	1.00%	22.9%
OLR12003	117.0	250.6	133.6 m	0.52%	42.1%	580083	6423863	207	- 61
Including	190.1	203.0	12.9 m	1.14%	42.6%
OLR12004	47.9	178.9	131.0 m	0.49%	44.7%	579995	6423857	205	- 55
Including	118.7	135.7	17.0 m	1.01%	47.3%
OLR12005	52.8	121.6	68.8 m	0.39%	24.7%	580145	6423705	19	- 43
Including	75.3	107.4	32.1 m	0.52%	27.3%

TREO (total rare earth oxide) = sum of La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3;

HREO (heavy rare earth oxide) = sum of Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3;

Most significant REO’s by % are Y2O3, La2O3, Ce2O3, Nd2O3, Dy2O3

EASTING, NORTHING provided in SWEREF99TM coordinate system

"With this drilling program complete, Olserum is emerging as a second very significant heavy rare earth element project for Tasman” said Mark Saxon, Tasman’s President & CEO. “The confirmation of the simple xenotime and monazite mineralogy as the REE host is very encouraging, and provides a better understanding of the effectiveness of the earlier mineral concentrate tests. The NI43-101 compliant resource shall be available shortly, which shall be another significant milestone for Tasman’s exploration and development efforts in Scandinavia.”

HEAD OFFICE: Suite 1305 - 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV : TSM NYSE-MKT: TAS www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN

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The Technical University of Freiberg (TU Bergakademie Frieberg) in Germany undertook petrological, MLA and microprobe research to identify REE bearing minerals within 18 samples taken from Olserum drill core. Mineralogy was determined to be simple, with coarse to fine grained xenotime, monazite and rare apatite recognized as the host to all significant REE’s.

Mineralization at Olserum occurs as two sub parallel zones, trending approximately east-west and dipping steeply to the north, with lower grade intervening material. These mineralized zones have been intersected over a 600m strike, and remain open at depth and to the east. Host rock to mineralization is a biotite and amphibole bearing foliated quartzite, with veins and patches of magnetite. It is interpreted that mineralization may represent heavy mineral sediments which have been subsequently metamorphosed and folded.

Olserum lies approximately 100km from Tasman’s 100% owned Norra Karr project, which is the only NI 43-101 compliant REE resource in mainland Europe. Both projects are proximal to road, rail, power and operating ports, plus skilled personnel, minimizing the need for offsite infrastructure to be built by the Company. The projects proximity and easy road access to European markets provides a unique operating advantage for Tasman.

About Tasman Metals Ltd.

Tasman Metals Ltd is a Canadian mineral exploration and development company focused on Rare Earth Elements (REE’s) in the European region and is listed on the TSX Venture Exchange under the symbol “TSM” and the NYSE-MKT under the symbol “TAS”. REE demand is increasing, due to the metals’ unique properties that make them essential for high technology and environmentally-beneficial applications. Since over 95% of REE supply is sourced from China, the European Union is actively supporting policy to promote domestic supply of REE’s, to ensure the security of high-tech industry. Tasman's exploration portfolio is uniquely placed, with the capacity to deliver "high-tech" metals from politically stable, mining friendly jurisdictions with developed infrastructure.

The Company’s Norra Karr project in Sweden is one of the most significant heavy REE resources in the world, and the only NI43-101 compliant REE resource in mainland Europe. The resource is unusually low in radioactive metals relative to peer projects, with less than 15 ppm each of uranium and thorium.

For more information regarding rare earth elements, see the Rare Metal Blog at http://proedgewire.com/rare-earth/.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO

Investor Information

www.tasmanmetals.com

1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7

Company Contact: Jim Powell, V.P. - Corporate Development + 1 (647) 478 8952 Email: jpowell@tasmanmetals.com or Mariana Bermudez +1 (604) 685 9316

Email: info@tasmanmetals.com

Samples submitted by Tasman Metals Ltd were analyzed by the ME-MS81 technique by ALS Chemex Ltd's laboratories in Pitea, Sweden and Vancouver, Canada, where duplicates, repeats, blanks and known standards were inserted according to standard industry practice. Where over-range for ME-MS81, Zr was determined using the ME-XRF10 technique. Drill widths quoted approximate the true width of mineralization. The qualified person for the Company's exploration projects, Mark Saxon, President and Chief Executive Officer of Tasman and a Fellow of the Australasian Institute of Mining and Metallurgy and Member of the Australian Institute of Geoscientists, has reviewed and verified the contents of this release.

The TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the NYSE - MKT nor the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note to U.S. Investors Concerning Mineral Resources and Reserves. In this news release, the definition of “mineral resources” is that used by the Canadian securities administrators and conforms to the definition utilized by CIM in the “CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” adopted on August 20, 2000 and amended December 11, 2005.

The standards employed in estimating the mineral resources referenced in this news release differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”) and the resource information reported may not be comparable to similar information reported by United States companies. The term “resources” does not equate to “reserves” and normally may not be included in documents filed with the SEC. “Resources” are sometimes referred to as “mineralization”

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or “mineral deposits.” While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the CIM - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities and Exchange Commission Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act of 1933. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

The estimation of measured, indicated and inferred mineral resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned (i) not to assume that measured or indicated resources will be converted into reserves and (ii) not to assume that estimates of inferred mineral resources exist, are economically or legally minable, or will be upgraded into measured or indicated mineral resources. It cannot be assumed that the Company will identify any viable mineral resources on its properties or that any mineral reserves, if any, can be recovered profitably, if at all. As such, information contained in this news release and the documents incorporated by reference herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by United States companies in SEC filings.

Cautionary Statements. Certain statements found in this release may constitute forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect the speaker's current views with respect to future events and financial performance and include any statement that does not directly relate to a current or historical fact. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, uncertainties related to the availability and costs of financing, unexpected geological conditions, success of future development initiatives, imprecision in resource estimates, ability to obtain necessary permits and approvals, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, changes in world metal markets, changes in equity markets, environmental and safety risks, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Forward-looking statements cannot be guaranteed and actual results may vary materially due to the uncertainties and risks, known and unknown, associated with such statements. Shareholders and other readers should not place undue reliance on "forward-looking statements," as such statements speak only as of the date of this release.